Mail Stop 0407

      							April 21, 2005

Via U.S. Mail and Fax (209-926-4444)
Mr. H. Ravi Brar
Chief Financial Officer
Pac-West Telecomm, Inc.
1776 W. March Lane, Suite 250
Stockton, California 95207

	RE:	Pac-West Telecomm, Inc.
		For 10-K for the fiscal year ended December 31, 2004
		Filed March 30, 2005

Dear Mr. Brar:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004


Item 6. Selected Financial Data, page 24

1. See footnote 4. Disclose the substantive reasons for you believe the presentation of Adjusted EBITDA provides useful information to investors regarding your capacity to meet your obligations and how you use it as an internal management tool. Also expand your liquidity discussion in your MD&A to discuss Adjusted EBITDA.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations

	Year Ended December 31, 2004 Compare to Year Ended December
31,
2003, page 31

2. Please tell us the nature of your supplier credits and how you account for them.

3. Per page 18, we note that your material active leases expiring between 2006 and 2010. Please tell us the rationale for the changes in useful lives of the leasehold improvements.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

4. See your line item, "Network expenses."  Please comply with SAB
11(B).

Note 6. Restructuring Charges, page F-17

5. Tell us what the remaining $.4 million liability related to the Utah facility represents.

Note 16. Unaudited Quarterly Consolidated Financial Data, page F-
31

6. If your gross margin excludes depreciation for your switching equipment that is directly attributable to the generation of revenue, it is not appropriate to present gross profit since it results in a figure for income before depreciation, which is prohibited by SAB 11(B). Revise accordingly.


*    *    *    *


      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Michael Henderson, Staff Accountant, at
(202)
551-3364 or Dean Suehiro, Senior Staff Accountant, at (202) 551-
3384
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. H. Ravi Brar
Pac-West Telecomm, Inc.
April 21, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE